Exhibit 12

COLORADO INTERSTATE GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

	For the Three Months ended March 31,
	2009	2008
Earnings
Net income	$41	$50
Fixed charges	13	10
Capitalized interest	(1)	-
Total earnings available for fixed charges	$53	$60

Fixed charges
Interest and debt expense	$13	$10

Ratio of earnings to fixed charges	4.1	6.0

For purposes of computing these ratios, earnings means net income before:
· income from equity investee, adjusted to reflect actual distributions from equity investment, which was not material for the quarters ended March 31, 2009 and 2008; and
· fixed charges;
less:
· capitalized interest.

Fixed charges means the sum of the following:
· interest costs;
· amortization of debt costs; and
· that portion of rental expense which we believe represents an interest factor, which was not material for the quarters ended March 31, 2009 and 2008.